Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

Kathleen.long@bingham.com

June 19, 2013

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen California Investment Quality Municipal Fund (the “Fund”) File Nos. 333-187010 and 811-06177

Dear Ms. Fettig:

This letter responds to a comment we received from you via electronic mail on June 11, 2013 on the Fund’s filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2013. The following summarizes your comment and provides our response. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Comment: Note 3 states that the Fees on VRDP shares and interest and related expenses from inverse floaters excludes a one-time expense related to the exchange of the existing VRDP shares which increased actual expenses for the most recent fiscal year. The actual expenses for this fund as of 2/28/13 were 1.96%. The fee table discloses 1.79%. What was the amount of this one-time charge and can you point me to where this one-time charge was disclosed in the financial statements? What exactly was this fee for and how were shareholders informed of this fee?

Response: The amount of the one-time expense was $545,804 which was included in the “Interest expense and amortization of offering costs” line item on the Statement of Operations. A summary of the one-time expense is disclosed on page 91 of the 2013 Annual report (see excerpt below). The one-time expense represented 25 bps of the 196 bps per the 2013 Annual report and was not included prospectively.

The additional 100 VRDP shares represented approximately 8 bps of the prospective expense estimate of 1.79% (196 bps – 25 bps + 8 bps = 179 bps).

June 19, 2013

2013 Annual Report excerpt (page 91):

Variable Rate Demand Preferred Shares

The following Funds have issued and outstanding Variable Rate Demand Preferred (“VRDP”) Shares, with a $100,000 liquidation value per share. California Performance Plus (NCP), California Opportunity (NCO), California Investment Quality (NQC), California Select Quality (NVC) and California Quality Income (NUC) issued their VRDP Shares in a privately negotiated offering. The VRDP Shares were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

California Performance Plus (NCP) issued an additional 100 VRDP Shares through a private negotiated offering during the fiscal year ended February 28, 2013. California Investment Quality (NQC) exchanged all 956 Series 1 VRDP Shares for 956 Series 2 VRDP Shares and issued an additional 100 Series 2 VRDP Shares through a private negotiated offering during the fiscal year ended February 28, 2013. In conjunction with California Investment Quality’s (NQC) exchange of VRDP Shares, the remaining deferred offering costs of $545,804 for Series 1 VRDP Shares were fully expensed during the fiscal year ended February 28, 2013 as the exchange was deemed an extinguishment of debt. Offering costs of $385,000 were incurred with the issue of Series 2 VRDP Shares, which are being amortized over the life of the shares.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

Kathleen M. Long

cc:	Kevin McCarthy Gifford Zimmerman